April 1, 2011
H. Roger Schwall
John Cannarella
Mark C. Shannon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	PetroChina Company Limited Form 20-F for Fiscal Year Ended December 31, 2009 File No. 1-15006
Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:
     I refer to your letter to Mr. Jiang Jiemin, dated December 17, 2010, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”).
     We received your letter on March 22, 2011 and we are in the process of collecting and investigating the relevant facts in order to prepare accurate and complete answers to these issues. Therefore, we respectfully request an extension of the deadline to April 29, 2011 to respond to your letter.
     Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,
/s/ LI Hualin
Name:	LI Hualin
Title:	Company Secretary